Exhibit 10.2

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (this “Agreement”) is entered into as of May 1, 2021 (the “Effective Date”) by and between Ron Bentsur (“Employee”) and Nuvectis Pharma, Inc., a Delaware corporation (the “Company”). The Employee and the Company are hereinafter referred to individually as a “Party” and together as the “Parties.”

WITNESSETH:

WHEREAS, the Company and the Employee entered into an Employment Term Sheet dated May 1, 2021 (attached as Exhibit A), which outlines the key financial terms of the Employee’s employment by the Company;

WHEREAS, the Parties wish to formalize the Employment Term Sheet into this Employment Agreement;

WHEREAS, the Company desires to employ Employee in the capacity hereinafter stated, and Employee desires to be in the employ of the Company in such capacity for the period and on the terms and conditions set forth in this Agreement;

NOW THEREFORE, in consideration of the foregoing, and the mutual agreements and covenants contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.            Employment. Subject to the provisions of Section 6, the Company hereby employs Employee and Employee accepts such employment upon the terms and conditions hereinafter set forth (the “Employment”).

2.            Term of Employment.  This Agreement shall be effective as of the Effective Date. Employee’s Employment hereunder shall be “at will” and may be terminated as provided in Section 6.

3.            Duties; Extent of Service.

(a)            During the Employment, Employee shall serve as an employee of the Company with the title and position of Chief Executive Officer. In this capacity, Employee shall have all the authority and responsibility customarily associated with such position in a company of the size and nature of the Company. Employee shall report directly to the Board of Directors of the Company (the “Board”). In addition, Employee may be asked from time to time to serve as a director or officer of one or more of the Company’s current or future direct and indirect subsidiaries, and Employee shall serve in such capacities without further compensation. Employee agrees to comply with all applicable laws and the Company’s policies and procedures as may be adopted and changed from time to time and that are provided to Employee, including those described in the Company’s employee handbook, provided that if this Agreement conflicts with such policies or procedures, this Agreement will control. Employee hereby accepts such Employment, agrees to serve the Company in the capacity indicated, and agrees to use Employee’s reasonable efforts in, and devote Employee’s full working time, attention, skill and energies to, the advancement of the interests of the Company and its direct and indirect subsidiaries (collectively, the “Company Group”) and the performance of Employee’s duties and responsibilities hereunder.

(b)            The foregoing, however, shall not be construed as preventing Employee from engaging in religious, charitable or other community or non-profit activities, or, with the prior approval of the Board, from serving on the board of directors of other companies, provided such service does not interfere with or impair Employee’s ability to fulfill Employee’s duties and responsibilities under this Agreement.

(c)            During the Employment, Employee shall be expected to perform his duties from his home or as otherwise agreed by the Company and the Employee, subject to required travel.

4.            Compensation.

(a)            During the Employment, the Company shall pay Employee a salary at the annual rate of $575,000 (the “Base Salary”). The Base Salary shall be subject to withholding under applicable law, shall be prorated for partial years and shall be payable in semi-monthly or biweekly installments in accordance with the Company’s usual practice as in effect from time to time. The Base Salary shall be reviewed by the Board or a committee thereof on an annual basis and may be increased at any time by the Board or a committee thereof in its sole and absolute discretion. The Base Salary will begin to be paid once the Company raises at least $20 million in aggregate in private placements or completes an initial public offering. On an annual basis, commencing effective as of January 1, 2022, and as of each January 1 thereafter, the Base Salary shall be increased by no less than the greater of (1) the amount determined by the Board or a committee thereof, or (2) the percentage by which the Bureau of Labor Statistics Consumer Price Index for All Urban Consumers (CPI-U) All Items Index, New York–Northern New Jersey–Long Island, NY-NJ-CT-PA (the “Relevant CPI Index”) for the calendar year ending December 31 immediately preceding the January 1 in question, increased over the Relevant CPI Index for the previous calendar year.

(b)            During the Employment, Employee shall be eligible to earn an annual bonus (the “Annual Bonus”), targeted to be an amount equal to 75% of the Base Salary at target performance (the “Target Bonus”), based upon the Company’s and the Employee’s achievement of performance goals established by the Board or a committee thereof, with opportunities above (and, in the Board or such committee’s discretion, below) such amount based on a range of performance goals established by the Board or a committee thereof. The Annual Bonus, if any, for any year shall be paid by the Company no later than March 15 of the immediately succeeding fiscal year. The Board or a committee thereof shall have the discretion to pay the Employee an Annual Bonus in excess of the Target Bonus for performance exceeding goals, however, the Annual Bonus cannot exceed 100% of the Base Salary. The Board or a committee thereof shall have the discretion to award an Annual Bonus with or without proration in the event of a partial contract year. Employee shall be eligible to receive a prorated Annual Bonus with respect to fiscal year 2021.

(c)            During the Employment, Employee will be eligible for grants of equity awards under the Company’s long-term equity incentive plan, as determined by the Board or a committee thereof in its sole discretion. In addition, upon the Company’s attaining an average market capitalization of $350 million or more over a thirty-day period, the Company shall grant Employee a number of shares of fully vested common stock equal to 1% of the Company’s then-current fully diluted share count (the “Market Cap Milestone Shares”).

5.            Benefits.

(a)            During the Employment, Employee shall be entitled to participate in any and all benefit plans of general application to the executives of the Company, as may be in effect from time to time in the discretion of the Board (the “Benefit Plans”), including, by way of example only, medical, dental and life insurance plans and disability income plans, retirement arrangements and other employee benefits plans the Board deems appropriate; provided that Employee shall not be entitled to participate in any severance program or policy of the Company other than as specifically set forth herein. Such participation shall be subject to (i) the terms of the applicable Benefit Plan documents (including, as applicable, provisions granting discretion to the Board or any administrative or other committee provided for therein or contemplated thereby) and (ii) generally applicable policies of the Company.

(b)            During the Employment, Employee shall be entitled to paid vacation annually in accordance with the Company’s vacation policy, as in effect from time to time; provided that, such vacation entitlement shall not be less than twenty (20) days.

(c)            The Company shall promptly reimburse Employee for all reasonable, documented business expenses incurred by Employee in connection with the business of the Company, in accordance with the Company’s practices, as in effect from time to time, subject to Section 17(d) (“Expenses”).

(d)            Compliance with the provisions of this Section 5 shall in no way create or be deemed to create any obligation, express or implied, on the part of the Company Group with respect to the continuation of any particular benefit or other plan or arrangement maintained by them or their subsidiaries as of or prior to the date hereof or the creation and maintenance of any particular benefit or other plan or arrangement at any time after the date hereof.

6.            Termination and Termination Benefits. Notwithstanding the provisions of Section 2, the Employment shall terminate under the circumstances set forth in this Section 6.

(a)            Termination by the Company for Cause. The Employment may be terminated by the Company for Cause (as defined below) without further liability on the part of the Company Group, effective immediately upon written notice to Employee specifying in reasonable detail the grounds for termination for Cause (subject to any cure periods expressly provided for in this Section 6(a)). Only the following, as determined by the Board, shall constitute “Cause” for such termination:

(i)            Employee’s indictment, conviction of or plea of guilty or nolo contendere to, or a judgment against Employee in any quasi-criminal judicial or administrative proceeding (including without limitation, any proceeding by a federal, state or local regulatory agency or body) with respect to, any crime constituting a felony, or a crime which involves Employee’s moral turpitude, fraud, theft or embezzlement. For this purpose, a judgment shall include any consent decree, settlement admitting fault on the part of the Employee, cease and desist order or similar conclusion to any quasi-criminal judicial or administrative proceeding;

(ii)           Employee’s commission of any other act of theft, dishonesty, fraud, or falsification of an employment record in connection with the performance of his duties as an employee or director of the Company Group;

(iii)          Employee’s refusal to perform his duties to the Company Group or to obey the lawful and reasonable directives of the Board (so long as such lawful and reasonable directives are also consistent with Employee’s duties, title and reporting order provided elsewhere this Agreement);

(iv)          Employee’s gross negligence, willful misconduct or willful malfeasance in connection with Employee’s services to the Company Group;

(v)           Employee’s material violation of reasonable business standards, legal requirements or any written policy of the Company applicable to Employee, including but not limited to those that relate to equal employment opportunity, discrimination, harassment or retaliation; or

(vi)          Employee’s material breach of this Agreement or any confidentiality or non-disclosure obligations under any other written agreement between Employee and any member of the Company Group.

Notwithstanding the foregoing, in the case of any conduct described in clauses (iii), (v) or (vi) of the immediately preceding sentence, if such conduct is reasonably susceptible of being cured, then Employee’s termination shall be for “Cause” only if Employee fails to cure such conduct to the Board’s reasonable satisfaction within ten (10) days after receiving written notice from Company describing such conduct in reasonable detail; provided that the conduct in clause (iii) may only be cured by Employee on two separate occasions, and no cure shall be applicable to such conduct thereafter.

(b)            Termination by the Company Without Cause. The Employment may be terminated without Cause by the Company upon written notice to Employee, and upon any such termination and subject to Section 17, Employee shall be entitled to the payment of Termination Benefits (as defined below). It is expressly agreed and understood that if this Agreement is terminated by the Company without Cause as provided in this Section 6(b), it shall not impair or otherwise affect Employee’s Continuing Obligations (as defined below).

(c)            Termination by Employee for Good Reason. The Employment may be terminated by Employee for Good Reason (as defined below), and upon any such termination and subject to Section 17, Employee shall be entitled to the payment of Termination Benefits, provided that Employee first delivers to the Company prior written notice, no later than sixty (60) days after the initial occurrence of any such event, of such intended termination, and provided further that the Company fails to cure any such events indicated in such notice (to the extent such cure is reasonably possible) within thirty (30) days from the date of such notice. If such event has not been cured within such 30-day period, the termination of Employment by Employee for Good Reason shall be effective as of a date chosen by Employee within the sixty (60) day period immediately following the expiration of the 30-day cure period. Only the following, without Employee’s consent, shall constitute “Good Reason:

(i)            a material reduction in the Base Salary or Target Bonus (which, for the avoidance of doubt, shall mean a 5% or greater reduction in the Base Salary or Target Bonus); provided that a reduction in Base Salary and/or Target Bonus that is made in connection with general reduction in the base salary and/or target bonus of all senior executives of the Company shall not be considered a reduction in Base Salary or Target Bonus giving rise to Good Reason;

(ii)           any material diminution in Employee’s title, authority, duties or responsibilities as Chief Executive Officer;

(iii)          any change in the reporting structure of Employee’s position such that Employee is required to report, directly or indirectly, to a person other than the Board; or

(iv)          any material breach by the Company of this Agreement, including but not limited to a failure to require any successor of the Company to assume the obligations of the Company under this Agreement pursuant to Section 15.

(d)            Termination by Employee other than for Good Reason. The Employment under this Agreement may be terminated by Employee other than for Good Reason by written notice to the Board at least sixty (60) days prior to such termination. During the notice period, Employee shall diligently perform any assigned duties. The Company may make such resignation effective at any point during the notice period.

(e)            Disability. If Employee shall be disabled so as to be unable to perform the essential functions of Employee’s then-existing position or positions under this Agreement, with reasonable accommodation, for a period of one non-consecutive hundred twenty (120) days in any twelve-month period (“Disability”), the Board may terminate the Employment. In the event of such termination on account of Employee’s Disability, subject to Section 17, Employee shall be entitled to the payment of Termination Benefits. If any question shall arise as to whether during any period Employee is disabled so as to be unable to perform the essential functions of Employee’s then-existing position or positions with reasonable accommodation, Employee may, and at the request of the Company shall, submit to the Company a certification in reasonable detail by a physician mutually acceptable to the Company and Employee or Employee’s guardian as to whether Employee is so disabled or how long such disability is expected to continue, and such certification shall for the purposes of this Agreement be conclusive of the issue. Employee shall cooperate with any reasonable request of the physician in connection with such certification. If such question shall arise and Employee shall fail to submit such certification, the Company’s determination of such issue shall be binding on Employee. Nothing in this Section 6(e) shall be construed to waive Employee’s rights, if any, under existing law including, without limitation, the Family and Medical Leave Act of 1993, 29 U.S.C. §2601 et seq. and the Americans with Disabilities Act, 42 U.S.C. §12101 et seq.

(f)            Death. The Employment shall terminate in the event of the death of Employee. In the event of such termination on account of Employee’s death, subject to Section 17, Employee shall be entitled to the payment of Termination Benefits.

(g)            Certain Termination Benefits. Unless otherwise specifically provided in this Agreement or otherwise required by law, all compensation and benefits payable to Employee under this Agreement shall terminate on the date of termination of the Employment; provided, however, (a) Employee shall be entitled to receive any earned but unpaid Base Salary through the date of termination, (b) Employee shall be entitled to receive any earned but unused vacation days for the year of termination, (c) Employee shall be entitled to receive any Expenses incurred and unpaid through the date of termination, and (d) Employee’s rights under the Benefit Plans shall be determined under the provisions of such Benefit Plans (the amounts and rights described in clauses (a) through (d), collectively, the “Accrued Obligations”). Notwithstanding the foregoing, in the event of a termination of the Employment without Cause pursuant to Section 6(b), a termination of the Employment with the Company for Good Reason pursuant to Section 6(c), or a termination due to Employee’s Disability or death pursuant to Section 6(e) or Section 6(f), then, subject to Section 17, the Company shall provide to Employee the following termination benefits (“Termination Benefits”) in addition to the Accrued Obligations:

(i)            an amount equal to two (2) times Employee’s Base Salary, payable in a single lump sum cash payment following the date of termination, as provided below;

(ii)           an amount equal to Employee’s Annual Bonus earned in the year immediately prior to the year in which the termination occurs, provided that such bonus was not already paid prior to the termination date, payable in a single lump sum cash payment following the date of termination, as provided below;

(iii)          payment of a pro-rated Target Bonus with respect to the fiscal year in which such termination occurs, payable in a single lump sum cash payment following the date of termination, as provided below;

(iv)          for a period of eighteen (18) months following Employee’s Termination Date (the “Termination Benefits Period”) in periodic installments, in accordance with the Company’s usual payroll practice as in effect from time to time, a cash payment equal to the cost the Company would have incurred had Employee continued group medical, dental, vision and/or prescription drug benefit coverage for himself and his eligible dependents under the group health plan(s) sponsored by Company covering Employee and his eligible dependents at the time of the termination of employment (the “Health Coverage”) for the Termination Benefits Period; provided, however, that (A) the cost of such Health Coverage shall be determined at the same level of benefits as is generally available to similarly situated employees and is subject to any modifications made to the same coverage provided to similarly situated employees, including but not limited to termination of the group health plans sponsored by Company; (B) the Company shall pay the excess of the COBRA cost of such coverage over the amount that Employee would have had to pay for such coverage if he had remained employed during the Termination Benefits Period and paid the active employee rate for such coverage (the “COBRA Cost”); and (C) the time during which Employee receives the payments pursuant to this Section 6(g)(iv) shall run concurrently with any period for which Employee is eligible to elect health coverage under COBRA; and

(v)          All unvested shares of restricted stock, stock options, or other equity awards issued to Employee by the Company, including the Market Cap Milestone Shares, shall become fully vested and exercisable.

The Termination Benefits set forth in (i), (ii), (iii), (iv) and (v) above shall be conditioned upon Employee’s compliance with Employee’s Continuing Obligations under this Agreement. Notwithstanding the foregoing, nothing in this Section 6(g) shall be construed to affect Employee’s right to receive COBRA continuation entirely at Employee’s own cost to the extent that Employee may continue to be entitled to COBRA continuation after Employee’s right to receive payments under Section 6(g)(iv) ceases.

The Company and Employee agree that the Termination Benefits paid by the Company to Employee under this Section 6(g) shall be in full satisfaction, compromise and release of any claims arising out of any termination of the Employment pursuant to Section 6(b), 6(c), 6(e), or 6(f).  The payment of the Termination Benefits shall be contingent upon Employee’s (or Employee’s guardian or estate, a the case may be) timely delivery as provided below of a separation agreement containing a general release of any and all claims (other than those arising or otherwise provided for under this Agreement) in a customary form reasonably satisfactory to the Company (and without any additional obligations upon Employee beyond those provided for in, or otherwise inconsistent with, this Agreement) (the “Release”), it being understood that no Termination Benefits shall be provided unless and until Employee (or Employee’s guardian or estate, a the case may be) timely executes and delivers, and does not rescind, the Release, except that the Release shall not require a waiver of any of the Accrued Obligations.  The Release must be executed, and all revocation periods must have expired, within sixty (60) days after the date of termination of Employment, failing which such payment or benefit shall be forfeited.  The Company may elect to commence payment of Termination Benefits at any time during such sixty (60)-day period; provided, however, that if such sixty (60)-day period begins in one taxable year and ends in the following taxable year, then the Company shall commence payment of Termination Benefits in the second taxable year.  If such payment or benefit is exempt from Section 409A of the Code, the Company may elect to make or commence payment of Termination Benefits at any time during such sixty (60)-day period.

(h)            Change in Control. In the event that a “Transaction” (as such term is defined in the Company’s Global Equity Incentive Plan, as amended from time to time, or a successor plan) occurs during the Employment, then regardless of whether the Employment is terminated, Employee shall receive payment of the Termination Benefits set forth in Section 6(g)(i), (ii), (iii) and (v) above, as if the Employment had been terminated pursuant to Section 6(c) on the effective date of the Transaction. Following the Transaction, Employee shall not be entitled to receive such Termination Benefits upon a future termination of the Employment; provided that Employee shall remain eligible to receive (i) the Accrued Benefits upon any subsequent termination of the Employment as provided under this Section 6, and (ii) the Termination Benefits set forth in Section 6(g)(iv) upon a subsequent termination of the Employment to the extent provided under Section 6(b), 6(c), 6(e) or 6(f), subject to the terms and conditions of this Section 6.

(i)             Continuing Obligations. Notwithstanding termination of this Agreement as provided in this Section 6 (other than Section 6(f)) or any other termination of the Employment with the Company, Employee’s obligations under Sections 7 and 8 hereof (the “Continuing Obligations”) shall survive any termination of the Employment with the Company at any time and for any reason.

7.            Restrictive Covenants. In consideration of the Employment hereunder, Employee agrees to the following restrictions.

(a)            Acknowledgments.

(i)            Access to Confidential Information and Relationships. Employee acknowledges and agrees that as a result of Employee’s employment with the Company, Employee’s knowledge of and access to confidential and proprietary information, and Employee’s relationships with the Company Group’s customers and employees, Employee would have an unfair competitive advantage if Employee were to engage in activities in violation of the Restrictive Covenants. Employee also acknowledges and agrees that these Restrictive Covenants are necessary to protect the trade secrets of Company.

(ii)           No Undue Hardship. Employee acknowledges and agrees that, in the event that his employment with the Company terminates, Employee possesses marketable skills and abilities that will enable Employee to find suitable employment without violating the Restrictive Covenants.

(iii)          Voluntary Execution. Employee acknowledges and affirms that he is entering into the Agreement voluntarily and that he has read the Agreement carefully and had a full and reasonable opportunity to consider the Restrictive Covenants (including an opportunity to consult with legal counsel).

(b)            Definitions. The following capitalized terms used in this Agreement shall have the meanings assigned to them below, which definitions shall apply to both the singular and the plural forms of such terms:

(i)            “Competitive Services” means the business of conducting research and development or sales and marketing operations specifically in the same disease(s) that the Company Group is involved in as of Employee’s Termination Date, or during the one (1) year immediately prior to Employee’s Termination Date.

(ii)            “Confidential Information” means any and all data and information relating to the Company Group, their activities, business, or clients that (i) is disclosed to Employee or of which Employee becomes aware as a consequence of his employment with the Company; (ii) has value to the Company Group; and (iii) is not generally known outside of the Company Group. “Confidential Information” shall include, but is not limited to the following types of information regarding, related to, or concerning the Company Group: trade secrets; financial plans and data; management planning information; business plans; operational methods; market studies; marketing plans or strategies; pricing information; product development techniques or plans; customer lists; customer files, data and financial information; details of customer contracts; current and anticipated customer requirements; identifying and other information pertaining to business referral sources; past, current and planned research and development; computer aided systems, software, strategies and programs; business acquisition plans; management organization and related information (including, without limitation, data and other information concerning the compensation and benefits paid to officers, directors, employees and management); personnel and compensation policies; new personnel acquisition plans; and other similar information. “Confidential Information” also includes combinations of information or materials which individually may be generally known outside of the Company Group, but for which the nature, method, or procedure for combining such information or materials is not generally known outside of the Company Group. In addition to data and information relating to the Company Group, “Confidential Information” also includes any and all data and information relating to or concerning a third party that otherwise meets the definition set forth above, that was provided or made available to the Company Group by such third party, and that the Company Group has a duty or obligation to keep confidential. This definition shall not limit any definition of “confidential information” or any equivalent term under state or federal law. “Confidential Information” shall not include information that (a) is or has become generally available to the public by the act of one who has the right to disclose such information without violating any right or privilege of the Company Group, or (b) Employee knew without restriction on disclosure before its disclosure to Employee by the Company. Further, nothing in this Agreement shall be construed to limit or preclude the Employee’s use of any Confidential Material in any dispute between the Parties, including litigation, arbitration or mediation.

(iii)          “Principal or Representative” means a principal, owner, partner, shareholder, joint venturer, investor, member, trustee, director, officer, manager, employee, agent, representative or consultant.

(iv)          “Protected Customer” means any Person to whom the Company Group has sold its products or services or actively solicited to sell its products or services.

(v)           “Restrictive Covenants” means the restrictive covenants contained in Section 7 of this Agreement.

(vi)          “Restricted Period” means any time during Employee’s employment with the Company, as well as one (1) year from Employee’s Termination Date.

(vii)         “Termination” means the termination of Employee’s employment with the Company, for any reason, whether with or without Cause, Good Reason, death or Disability, upon the initiative of either party.

(viii)        “Termination Date” means the date of Employee’s Termination.

(ix)           “Work Product” means all ideas, formulas, recipes, discoveries, trade secrets, inventions, innovations, improvements, developments, methods of doing business, processes, programs, designs, analyses, drawings, reports, blueprints, data, software, source code, object code, firmware, logos and all similar or related information (whether or not patentable and whether or not reduced to practice) which relate to the Company Group’s business that are conceived, developed, acquired, contributed to, made or reduced to practice by Employee during the course of his employment with the Company (either solely or jointly with others).

(c)            Restriction on Disclosure and Use of Confidential Information. Employee agrees that Employee shall not, directly or indirectly, use any Confidential Information on Employee’s own behalf or on behalf of any Person other than Company Group, or reveal, divulge, or disclose any Confidential Information to any Person except on behalf of the Company and under an appropriate obligation of confidentiality and non-use. This obligation shall remain in effect for as long as the information or materials in question retain their status as Confidential Information. Employee further agrees that he shall fully cooperate with the Company in maintaining the Confidential Information to the extent permitted by law. The Parties acknowledge and agree that this Agreement is not intended to, and does not, alter either the Company’s rights or Employee’s obligations under any state or federal statutory or common law regarding trade secrets and unfair trade practices. Anything herein to the contrary notwithstanding, Employee shall not be restricted from: (i) disclosing information that is required to be disclosed by law, court order or other valid and appropriate legal process; provided, however, that in the event such disclosure is required by law, Employee shall provide the Company with prompt notice of such requirement, if legally able, so that the Company may seek an appropriate protective order prior to any such required disclosure by Employee; (ii) reporting possible violations of federal, state, or local law or regulation to any governmental agency or entity, or from making other disclosures that are protected under the whistleblower provisions of federal, state, or local law or regulation, and Employee shall not need the prior authorization of the Company to make any such reports or disclosures and shall not be required to notify the Company that Employee has made such reports or disclosures; (iii) disclosing a trade secret (as defined by 18 U.S.C. § 1839) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, in either event solely for the purpose of reporting or investigating a suspected violation of law; or (iv) disclosing a trade secret (as defined by 18 U.S.C. § 1839) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

(d)            Work Product. Employee acknowledges that all Work Product belongs to the Company Group. Any copyrightable work falling within the definition of Work Product shall be deemed a “work made for hire” under the copyright laws of the United States, and ownership of all rights therein shall vest in the Company Group. To the extent that any Work Product is not deemed to be a “work made for hire,” Employee hereby assigns and agrees to assign to the Company Group all right, title and interest, including without limitation, the intellectual property rights that Employee may have in and to such Work Product. Employee shall during the Restricted Period and thereafter promptly perform all actions reasonably requested by the Company (whether during or after the term of this Agreement) to establish and confirm ownership of such Work Product (including, without limitation, assignments, consents, powers of attorney and other instruments) in the Company Group.

(e)            Non-Compete. Employee agrees that, during the Restricted Period, he shall not, without the prior written consent of the Company, directly or indirectly, on his own behalf or as a Principal or Representative of any Person, engage in any Competitive Services anywhere in the United States or in any foreign country in which any member of the Company Group has conducted business or is conducting business on Employee’s Termination Date.

(f)             Non-Solicitation of Protected Customers. Employee agrees that, during the Restricted Period, he shall not, without the prior written consent of the Company, directly or indirectly, on his own behalf or as a Principal or Representative of any Person, solicit, divert, take away, or attempt to solicit, divert, or take away a Protected Customer for the purpose of engaging in, providing, or selling Competitive Services.

(g)            Non-Recruitment of Employees and Independent Contractors. Employee agrees that during the Restricted Period, he shall not, directly or indirectly, whether on his own behalf or as a Principal or Representative of any Person, recruit, solicit, induce or hire or attempt to recruit, solicit, induce or hire any employee or independent contractor of the Company Group to terminate his employment or other relationship with the Company Group or to enter into employment or any other kind of business relationship with the Employee or any other Person.

(h)            Enforcement of Restrictive Covenants.

(i)            Rights and Remedies Upon Breach. The parties specifically acknowledge and agree that the remedy at law for any breach of the Restrictive Covenants will be inadequate, and that in the event Employee breaches, or threatens to breach, any of the Restrictive Covenants, the Company shall have the right and remedy, without the necessity of proving actual damage or posting any bond, to seek to enjoin, preliminarily and permanently, Employee from violating or threatening to violate the Restrictive Covenants and to petition to have the Restrictive Covenants specifically enforced by any court of competent jurisdiction, it being agreed that any breach or threatened breach of the Restrictive Covenants would cause irreparable injury to the Company Group and that money damages would not provide an adequate remedy to the Company. Employee understands and agrees that if he violates any of the obligations set forth in the Restrictive Covenants, the period of restriction applicable to each obligation violated shall cease to run during the pendency of any litigation over such violation, provided that such litigation was initiated during the period of restriction. Such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available to the Company at law or in equity. Employee understands and agrees that, if the Parties become involved in legal action regarding the enforcement of the Restrictive Covenants and if the Company prevails in such legal action, the Company will be entitled, in addition to any other remedy, to recover from Employee its reasonable costs and attorneys’ fees incurred in enforcing such covenants. The Company’s ability to enforce its rights under the Restrictive Covenants or applicable law against Employee shall not be impaired in any way by the existence of a claim or cause of action on the part of Employee based on, or arising out of, this Agreement or any other event or transaction.

(ii)           Severability and Modification of Covenants. Employee acknowledges and agrees that each of the Restrictive Covenants is reasonable and valid in time and scope and in all other respects. The parties agree that it is their intention that the Restrictive Covenants be enforced in accordance with their terms to the maximum extent permitted by law. Each of the Restrictive Covenants shall be considered and construed as a separate and independent covenant. Should any part or provision of any of the Restrictive Covenants be held invalid, void, or unenforceable, such invalidity, voidness, or unenforceability shall not render invalid, void, or unenforceable any other part or provision of this Agreement or such Restrictive Covenant. If any of the provisions of the Restrictive Covenants should ever be held by a court of competent jurisdiction to exceed the scope permitted by the applicable law, such provision or provisions shall be automatically modified to such lesser scope as such court may deem just and proper for the reasonable protection of the Company’s legitimate business interests and may be enforced by the Company to that extent in the manner described above and all other provisions of this Agreement shall be valid and enforceable.

8.            Cooperation. During and after the Employment, Employee shall cooperate fully with the Company in the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Company that relate to events or occurrences that transpired while Employee was employed by the Company. Employee’s full cooperation in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of the Company at mutually convenient times. During and after the Employment, Employee also shall cooperate fully with the Company in connection with any investigation or review of any federal, state or local regulatory authority as any such investigation or review relates to events or occurrences that transpired while Employee was employed by the Company. Subject to Section 17(d), the Company shall reimburse Employee for any reasonable fees and reasonable out-of-pocket expenses incurred in connection with Employee’s performance of obligations pursuant to this Section 8 and such cooperation shall be at reasonable times and upon reasonable advance notice.

Employee agrees, while he is employed by the Company, to offer or otherwise make known or available to it, as directed by the Board of the Company and without additional compensation or consideration, any business prospects, contracts or other business opportunities that Employee may discover, find, develop or otherwise have available to Employee in the Company’s general industry and further agrees that any such prospects, contacts or other business opportunities shall be the property of the Company Group.

9.            Governing Law; Waiver of Jury Trial. This Agreement shall be governed by and construed under the laws of the State of Delaware, without consideration of its choice of law provisions, and shall not be amended, modified or discharged in whole or in part except by an agreement in writing signed by both of the parties hereto. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT. Each of the parties hereto expressly submits and consents in advance to the sole and exclusive jurisdiction of the state and federal courts located in the State of New York for the purposes of any and all suits, actions or other proceedings or other disputes arising out of, based on or relating to this Agreement. Each of the parties hereto hereby waives, and agrees not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding brought in such courts, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court, in each case, unless another jurisdiction is required to enforce the rights of the Company under this Agreement. The parties hereto hereby consent to service of process by mail and any other manner permitted by law or this Agreement. The parties acknowledge that all directions issued by the forum court, including all injunctions and other decrees, may be filed, and will be binding and enforceable, in all jurisdictions. Except as otherwise provided in Section 7, if any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any provisions of this Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorney’s fees, court costs and reasonable expenses incurred in that action or proceeding, in addition to any other relief to which such party or parties may be entitled.

10.          Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or mailed by certified or registered mail (return receipt requested) as follows:

To the Company:	Nuvectis Pharma, Inc.

1 Bridge Plaza

Suite 275

Fort Lee, NJ, 07024

Attention: Ron Benstur

To Employee:	Ron Bentsur

c/o Nuvectis Pharma, Inc.

1 Bridge Plaza

Suite 275

Fort Lee, NJ, 07024

or to such other address of which any party may notify the other parties as provided above. Notices shall be effective as of the date of such delivery or mailing.

11.          Indemnification. During the Employment, Employee shall be entitled to such rights regarding indemnification and advancement of expenses as are provided under the Company’s Certificate of Incorporation or Bylaws, as they made be amended from time to time. The Company Group shall cause Employee to be provided coverage under any D&O liability insurance policies that are maintained by the Company Group from time to time in the same manner as other executive officers of the Company Group are covered.

12.          Scope of Agreement. The parties acknowledge that the time, scope, geographic area and other provisions of Section 7 have been specifically negotiated by sophisticated parties and agree that all such provisions are reasonable under the circumstances of the transactions contemplated hereby and are given as an integral and essential part of the Employment contemplated hereby. Employee has independently consulted with counsel and has been advised in all respects concerning the reasonableness and propriety of the covenants contained herein, with specific regard to the business to be conducted by the Company Group, and represents that the Agreement is intended to be, and shall be, fully enforceable and effective in accordance with its terms.

13.          Severability. The existence of any claim or cause of action which Employee may have against the Company shall not constitute a defense or bar to the enforcement of any of the provisions of this Agreement. The invalidity, illegality or unenforceability of any provision of this Agreement shall in no way affect the validity, legality or enforceability of any other provision.

14.          Counterparts Facsimile Signatures. This Agreement may be executed in one or more counterparts, all of which taken together shall constitute one and the same Agreement. Each party may rely upon the execution of this Agreement by the other party via the facsimile signature as if such facsimile signature were an original signature.

15.          Miscellaneous. This Agreement shall not be amended, modified or discharged in whole or in part except by an agreement in writing signed by both of the parties hereto. The failure of either of the parties to require the performance of a term or obligation or to exercise any right under this Agreement or the waiver of any breach hereunder shall not prevent subsequent enforcement of such term or obligation or exercise of such right or the enforcement at any time of any other right hereunder or be deemed a waiver of any subsequent breach of the provision so breached, or of any other breach hereunder. This Agreement shall inure to the benefit of and be binding upon and assignable to, successors of the Company by way of merger, consolidation or sale and may not be assigned by Employee. This Agreement supersedes and terminates all prior understandings and agreements between the parties (or their predecessors) relating to the subject matter hereof; provided, however, this agreement shall not alter or limit the obligations of Employee pursuant to any other confidentiality, noncompetition, nonsolicitation or similar agreement applicable to Employee.

16.          Certain Definitions. For purposes of this Agreement, except as otherwise provided herein, the term “subsidiary” of a Person means any corporation more than 50% of whose outstanding voting securities, or any partnership, joint venture or other entity more than 50% of whose total equity interests, is directly or indirectly owned by such Person.

17.          Internal Revenue Code Section 409A.

(a)            It is the intent of the parties that this Agreement shall be interpreted and administered in a manner so that any amount or benefit payable hereunder shall be paid or provided in a manner that is either exempt from or compliant with the requirements Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and applicable Internal Revenue Service guidance and Treasury Regulations issued thereunder (and any applicable transition relief under Section 409A of the Code). Neither the Company Group, nor their directors, officers, employees or advisers shall be held liable for any taxes, interest, penalties or other monetary amounts owed by Employee as a result of the application of Section 409A of the Code.

(b)            Notwithstanding anything in this Agreement to the contrary, to the extent that the severance payments under Section 6(e) and any other amount or benefit under this Agreement, constitutes non-exempt “deferred compensation” for purposes of Section 409A of the Code (“Non-Exempt Deferred Compensation”) and that would otherwise be payable or distributable hereunder by reason of Employee’s termination of the Employment, such amounts will not be payable or distributable to Employee unless the circumstances giving rise to such termination of the Employment meet any description or definition of “separation from service” in Section 409A of the Code and applicable regulations (without giving effect to any elective provisions that may be available under such definition). This provision does not prohibit the vesting of any amount upon Employee’s termination of the Employment or the determination of the amounts owed to him due to such termination. If this provision prevents the payment or distribution of any amount or benefit, such payment or distribution shall be made on the date, if any, on which an event occurs that constitutes a Section 409A-compliant “separation from service.”

(c)            Whenever in this Agreement the provision of payment or benefit is conditioned on Employee’s execution and non-revocation of the Release, provided that the Release has been timely delivered to Employee not later than ten (10) days after the date of termination of the Employment, such Release must be executed, and all applicable revocation periods shall have expired, within sixty (60) days after the date of termination of the Employment, failing which such payment or benefit shall be forfeited. If such payment or benefit constitutes Non-Exempt Deferred Compensation, and if such 60-day period begins in one calendar year and ends in the next calendar year, the payment or benefit shall not be made or commence before the second such calendar year, even if the Release becomes irrevocable in the first such calendar year. In other words, Employee is not permitted to influence the calendar year of payment based on the timing of his signing of the Release.

(d)            If Employee is entitled to be paid or reimbursed for any taxable expenses under this Agreement, and such payments or reimbursements are includible in Employee’s federal gross taxable income, the amount of such expenses reimbursable in any one calendar year shall not affect the amount reimbursable in any other calendar year, and the reimbursement of an eligible expense must be made no later than December 31 of the year after the year in which the expense was incurred. No right of Employee to reimbursement of expenses under this Agreement shall be subject to liquidation or exchange for another benefit.

(e)            Each payment of termination benefits under Section 6 of this Agreement, including, without limitation, each payment of COBRA Cost under Section 6(g)(iv), shall be considered a separate payment, as described in Treas. Reg. Section 1.409A-2(b)(2), for purposes of Section 409A of the Code.

(f)             Notwithstanding anything in this Agreement to the contrary, if any amount or benefit that would constitute Non-Exempt Deferred Compensation would otherwise be payable or distributable under this Agreement by reason of Employee’s separation from service during a period in which he is a Specified Employee (as defined below), then, subject to any permissible acceleration of payment by the Company under Treas. Reg. Section 1.409A-3(j)(4)(ii) (domestic relations order), (j)(4)(iii) (conflicts of interest), or (j)(4)(vi) (payment of employment taxes): (i) the amount of such Non-Exempt Deferred Compensation that would otherwise be payable during the six-month period immediately following Employee’s separation from service will be accumulated through and paid or provided on the first day of the seventh month following Employee’s separation from service (or, if Employee dies during such period, within 30 days after his death) (in either case, the “Required Delay Period”); and (ii) the normal payment or distribution schedule for any remaining payments or distributions will resume at the end of the Required Delay Period. For purposes of this Agreement, the term “Specified Employee” has the meaning given such term in Code Section 409A and the final regulations thereunder.

18.          Limitation of Benefits.

(a)            Anything in this Agreement to the contrary notwithstanding, in the event it shall be determined that any benefit, payment or distribution by the Company or any of its direct and/or indirect subsidiaries to or for the benefit of Employee (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, but determined without regard to any additional payments required under this Section 18) (such benefits, payments or distributions are hereinafter referred to as “Payments”) would, if paid, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then, prior to the making of any Payments to Employee, a calculation shall be made comparing (i) the net after-tax benefit to Employee of the Payments after payment by Employee of the Excise Tax, to (ii) the net after-tax benefit to Employee if the Payments had been limited to the extent necessary to avoid being subject to the Excise Tax. If the amount calculated under (i) above is less than the amount calculated under (ii) above, then the Payments shall be limited to the extent necessary to avoid being subject to the Excise Tax (the “Reduced Amount”). The reduction of the Payments due hereunder, if applicable, shall be made by first reducing cash Payments and then, to the extent necessary, reducing those Payments having the next highest ratio of Parachute Value to actual present value of such Payments as of the date of the change of control, as determined by the Determination Firm (as defined in Section 18(b) below). For purposes of this Section 18, present value shall be determined in accordance with Section 280G(d)(4) of the Code. For purposes of this Section 18, the “Parachute Value” of a Payment means the present value as of the date of the change of control of the portion of such Payment that constitutes a “parachute payment” under Section 280G(b)(2) of the Code, as determined by the Determination Firm for purposes of determining whether and to what extent the Excise Tax will apply to such Payment.

(b)            All determinations required to be made under this Section 18, including whether an Excise Tax would otherwise be imposed, whether the Payments shall be reduced, the amount of the Reduced Amount, and the assumptions to be used in arriving at such determinations, shall be made by an independent, nationally recognized accounting firm or compensation consulting firm mutually acceptable to the Company and Employee (the “Determination Firm”) which shall provide detailed supporting calculations both to the Company and Employee. All fees and expenses of the Determination Firm shall be borne solely by the Company. Any determination by the Determination Firm shall be binding upon the Company and Employee. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Determination Firm hereunder, it is possible that Payments hereunder will have been unnecessarily limited by this Section 18 (“Underpayment”), consistent with the calculations required to be made hereunder. The Determination Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of Employee, but no later than March 15 of the year after the year in which the Underpayment is determined to exist, which is when the legally binding right to such Underpayment arises.

19.          Non-exclusivity of Rights. Nothing in this Agreement shall prevent or limit Employee’s continuing or future participation in any employee benefit plan, program, policy or practice provided by the Company and for which Employee may qualify, except as specifically provided herein. Amounts that are vested benefits or which Employee is otherwise entitled to receive under any plan, policy, practice or program of the Company at or subsequent to the date of termination of the Employment shall be payable in accordance with such plan, policy, practice or program except as explicitly modified by this Agreement. For the avoidance of doubt, no provision of this Agreement is meant to modify or limit Employee’s right to receive his vested supplemental executive retirement plan benefits, if any, and to exercise his vested options, if any, in accordance with the terms of the applicable plan documents, related agreements and operative prior elections.

20.          Full Settlement; No Mitigation. The Company’s obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which the Company may have against Employee or others. In no event shall Employee be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to Employee under any of the provisions of this Agreement and such amounts shall not be reduced whether or not Employee obtains other employment.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Agreement under seal as of the date first set forth above.

COMPANY

NUVECTIS PHARMA, INC.

By:	/s/ Ron Bentsur

Name:	Ron Bentsur

Title:	President and Chief Executive Officer

EMPLOYEE

/s/ Ron Bentsur
Ron Bentsur